

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

Via E-mail
Pamela L. Coe
Vice President, Secretary
Liberty Spinco, Inc.
12300 Liberty Blvd.
Englewood, CO 80112

> **Re: Liberty Spinco, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed October 19, 2012**
> **File No. 001-35707**

Dear Ms. Coe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10-12B

General

1. We note that you have yet to file a number of exhibits, including your tax opinion. Please file these exhibits as soon as possible so that we will have sufficient time to review and, if necessary, comment upon your disclosure regarding them.

2. Please discuss whether any of the disclosed agreements that you have entered into, and will enter into, in connection with the spin-off may be amended after distribution of your information statement, and if so, how the parties intend to communicate any material changes to holders.

Information Statement filed as Exhibit 99.1

Summary, page 1

3. Please disclose here and throughout your information statement, including where you discuss the reasons for the spin-off, the percentage of total assets, revenue and liabilities of Liberty Media Corporation for the periods presented, attributable to the businesses and assets being transferred to Liberty Spinco, Inc. in connection with the spin-off. If applicable, provide appropriate risk factor disclosure discussing the risks associated with separating your businesses and assets from Starz, LLC, which for the past three fiscal years reported has represented a significant amount of your total revenue.

4. We note your disclosure that your common stock will trade under temporary trading symbols for a short period of time following the spin-off. Please revise your disclosure to explain why temporary trading symbols will be utilized in this circumstance and, once known, please provide a more specific timetable for how long these temporary trading symbols will be used for trading of your common stock.

5. Please revise the forefront of your information statement to provide a summary of what your organizational structure looks like before the spin-off and what the legal structure will look like following the spin-off. This includes providing your ownership of interests in subsidiaries and other companies. Please include your current percentage ownership in those affiliates you consider to be your equity method affiliates, such as Sirius XM Radio, Inc. and Live Nation Entertainment, Inc.

6. Please include a brief history of Liberty Media's utilization of tracking stocks in this section, including Liberty Media's decision in November 2011 to eliminate the tracking stock structure. We note your disclosure related to tracking stocks in both your Management's Discussion and Analysis and Notes to the Financial Statements, but given the recent use and elimination of tracking stocks reflecting the Starz and the Capital group, we believe this information should be included in the forefront of the information statement.

7. We note your disclosure that in connection with the spin-off, it is expected that Starz, LLC will distribute approximately $1.8 billion in cash to Liberty Media, of which $400 million was distributed in the third quarter of 2012. Please revise to disclose the specific date(s) the $400 million cash distribution was made by Starz to Liberty Media. Also, we note the total cash distribution amount is dependent on the financial performance and cash position of Starz, LLC. Please disclose whether there is a minimum cash amount that must be distributed to Liberty Media by Starz in connection with the spin-off.

The Spin-Off, page 1

Q: Can Liberty Media decide not to complete the Spin-Off?, page 2

8. Please revise to provide a summary of the conditions to the spin-off. In addition, disclose what notification, if any, you will provide stockholders should the board of directors waive a material condition or amend, modify or abandon the spin-Off and related transactions

Q: What other transactions are occurring in connection with the Spin-Off…, page 2

9. Revise your disclosure to state that the cash distribution by Starz, LLC to Liberty Media will be approximately $1.8 billion, rather than $1.8 million. Please also provide updated information as to how much is available for drawdown from the Starz, LLC credit facility.

Q: Will I receive physical certificates representing shares of Spinco common stock following the distribution?, page 3

10. Please disclose when the electronic distribution of the Spinco shares to Liberty Media shareholders will take place. Also, if the electronic distribution is anticipated to occur on the distribution date, discuss whether you anticipate any delays in the electronic distribution of the Spinco shares to Liberty Media shareholders, and if so, why such delays would occur.

What are the material U.S. federal income tax consequences of the Spin-Off?, page 4

11. Please disclose when you expect to receive both the private letter ruling from the IRS and the opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to whether the spin-off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. Please also revise your disclosure throughout the information statement to note that all conditions to the spin-off, including this particular condition to the spin-off, may be waived by the Liberty Media board of directors in its sole discretion. Finally, we note that you will file the tax opinion as an exhibit to the registration statement. Please also confirm whether you will file the IRS private letter ruling as an exhibit to the registration statement or attach it is an annex to the information statement.

Q: Where will Spinco common stock trade?, page 4

12. We note your disclosure that you expect to list your Series A common stock and Series B common stock on the Nasdaq Global Select Market under the symbols "LMCA" and "LMCB." Please disclose whether acceptance of your common stock for listing on Nasdaq is one of the conditions to the spin-off, and if so, whether it can be waived by the Liberty Media board of directors.

13. Please revise your summary disclosure to briefly discuss the costs and risks considered by the board of directors of Liberty Media in determining whether to effect the spin-off, as discussed on page 18 of the Information Statement.

Risk Factors, page 6

14. Please include a risk factor addressing the risk that your board of directors may amend, modify or abandon the spin-off and related transactions at any time and may change the terms of the transaction in its sole discretion.

15. We note that you record certain of your business affiliates such as Sirius XM Radio, Inc. and Live Nation under the equity method of accounting, which generally requires recognition of an investment's share of earnings, or losses, in prior periods. Please include a risk factor addressing the fact that given your substantial investments in these affiliates, you recognize a share of the earnings or losses related to these investments. Discuss the effect recognizing a share of earnings and losses in these affiliates may have on the reporting of your operating results if the earnings or losses are material.

16. Please include risk factor disclosure discussing that one of your subsidiaries, TruePosition, is "out of contract" with one of its largest customers and has experienced no business activity for the six months ended June 30, 2012. We note your disclosure on page 39. Discuss the risks that it may pose to your consolidated business operations if a new agreement cannot be reached between TruePosition and this customer.

We do not have the right to manage our business affiliates…, page 9

17. Please revise your disclosure to create a separate risk factor and heading addressing the identified risks and uncertainties associated with your application to the FCC for the transfer of de jure control of Sirius.

The Spin-Off could result in a significant tax liability, page 11

18. We note your disclosure that the spin-off could result in significant tax liability and that the tax treatment is subject to some uncertainty. Please provide more information about the degree of uncertainty and address the reasons for the uncertainty. For example, please revise to discuss all relevant factual or legal representations and assumptions made by officers of Liberty Media and Spinco and a "stockholder" of Liberty Media that will form the basis of the tax opinion of counsel. Please identify the particular stockholder of Liberty Media to whom you are referring. Also, to the extent practicable, please provide quantitative information about the extent of potential liabilities if the spin-off does not qualify as a tax free transaction under Sections 355 and 368(a)(1)(D) of the IRS Code. We note your disclosure on page 24 that it is expected that the amount of any such taxes to Liberty Media's stockholders and Liberty Media would be substantial. Finally, as noted in our prior comment 11, please indicate that Liberty Media may waive the conditions that it receives an opinion of counsel and ruling from the IRS regarding such qualification.

We cannot be certain that an active trading market will develop…, page 13

19. We note the fair value of Liberty Media's investment in Sirius was approximately $4.9 billion as of June 30, 2012, and represented a "large portion" of Liberty Media's total market value as of that date. In addition, we note your disclosure that the Sirius investment will represent "an even larger portion" of Spinco's total market value following the spin-off. Please revise your disclosure to provide a specific percentage of Spinco's total market value the Sirius investment will represent following the spin-off.

20. Please include risk factor disclosure related to the costs and other material challenges you may face as a result of becoming an independent publicly reporting company. Your disclosure should address the risk that you may not be able to achieve some or all of the benefits you expect to achieve as an independent company in the time you expect, if at all.

Reasons for the Spin-Off, page 17

21. Expand your disclosure, if practicable, to quantify the anticipated effect of the loss of synergies from operating as one company.

22. Expand the last bullet point on page 18 to disclose that in the event of any such tax liabilities, Spinco's potential indemnity obligation to Starz is not subject to a cap.

23. Please provide a subsection discussing the interests of Liberty Medias' officers and directors in the spin-off.

Conditions to the Spin-Off, page 19

24. We note that Liberty Media's board will receive a solvency opinion from a financial advisor related to the spin-off and related transactions. Please identify the financial advisor who will issue the solvency opinion and supplementally advise whether this opinion will also include a recommendation to the board that Liberty Media spin-off the business and assets attributed to Liberty Spinco, Inc. as a separate, publicly traded company. If so, please revise your disclosure appropriately to discuss the solvency opinion. In addition, please advise whether you will be filing the opinion as an exhibit to the Form 10 or as an annex to the information statement.

Manner of Effecting the Spin-Off, page 19

25. Please revise your disclosure to address what happens if a shareholder of Liberty Media on the record date sells shares of Liberty Media common stock after the record date but before the distribution date.

Strategies and Challenges of Business Units, page 31

26. We note that you only provided disclosure in this section pertaining to Starz, LLC. Please provide relevant disclosure for your other business units.

Liquidity and capital resources, page 43

27. Please expand your discussion to describe any known trends, demands, events or uncertainties that are reasonably likely to have material effects on your liquidity in the future, specifically with respect to your cash flows provided by (used in) your operating, financing and investing activities. This includes identifying any items that are the primary underlying drivers in contributing to uncertainty or variability in your cash flows. Your disclosure should address the $1.8 billion cash distribution you expect to receive from Starz, LLC in connection with the spin-off.

28. Discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

29. Please provide disclosure to supplement your Consolidated Statements of Cash Flows and provide your net increase (decrease) in cash and cash equivalents the past three fiscal years. Your disclosure should address your cash flows from operating activities, investing activities and financing activities for the past three fiscal years.

Terms of Investment in Sirius, page 58

30. Please expand your disclosure to provide additional information regarding the anticipated timing of the FCC's review of your application to acquire de jure control of Sirius.

Terms of Barnes & Noble Investment, page 63

31. Please revise to disclose your percentage ownership of the issued and outstanding shares of Barnes & Noble.

Executive Compensation, page 76

32. We note your disclosure that for information concerning the compensation paid to the named executive officers of Spinco for their service to each of Liberty Media and Liberty Interactive for the year ended December 31, 2011, readers should refer to the executive compensation disclosure contained in Liberty Media's definitive proxy statement on

Schedule 14A filed on July 5, 2012 and the proxy statement/prospectus forming a part of a Form S-4/A filed by Liberty Interactive on June 29, 2012. Please revise to include the referenced executive compensation disclosure within the information statement filed as Exhibit 99.1, as an exhibit to the Form 10 or within the Form 10 itself. See Item 10(d) of Regulation S-K and Rule 12b-23(b) of the Exchange Act, which restrict the incorporation by reference of documents that incorporate by reference other information, and Rule 12b-23(a)(3), which requires copies of any information incorporated by reference in a registration statement to be field as an exhibit to the registration statement.

Reorganization Agreement, page 84

33. Please expand your disclosure to identify the nature of the "other specified liabilities" Spinco will be financially responsible for pursuant to this agreement.

Age of Financial Statements

34. Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Katherine C. Jewell, Esq.
        Craig Troyer
        Renee Wilm